March 26, 2019

Mark Weinswig
Chief Financial Officer
Avinger, Inc.
400 Chesapeake Drive
Redwood City, California 94063

       Re: Avinger, Inc.
           Registration Statement on Form S-3
           Filed March 7, 2019
           File No. 333-230124

Dear Mr. Weinswig:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    David F. Marx